July 16, 2014
VIA EDGAR
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed on February 5, 2014
File No. 000-15386

Dear Mr. Wilson:
We are in receipt of your letter dated July 3, 2014 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted an additional comment with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 28, 2013 filed on February 5, 2014 (the “Form 10-K”), of Cerner Corporation (the “Company”). As discussed with Ms. Laura Veator and Mr. Ivan Griswold, this will confirm our agreement that the Company will respond to the Commission by no later than July 21, 2014.
If you have any questions concerning this request for extension, please do not hesitate to call me at (816) 201-1989. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice President
and Chief Financial Officer